SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Rule 13d-102)

(Amendment No. 1)*

WATCHGUARD TECHNOLOGIES, INC.
(Name of Issuer)

COMMON STOCK $0.001 PAR VALUE
(Title of Class of Securities)

941105 10 8
(CUSIP Number)

Benjamin H. Ball
President
Gladiator Corporation
2882 Sand Hill Road, Suite 280
Menlo Park, California 94025
Telephone: (650) 233-2900

Copy to:
Alan Denenberg
Joy Woeber
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, California 94025
Telephone: (650) 752-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2006
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 941105 10 8	13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS GLADIATOR CORPORATION I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,286,665
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,286,665
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0%
14	TYPE OF REPORTING PERSON* CO

1 An aggregate of 2,039,165 shares (587,500 of which are shares underlying options exercisable within 60 days of July 24, 2006) of WatchGuard Technologies, Inc. (“Issuer”) are subject to a Support Agreement dated July 24, 2006 (the “Support Agreement”) entered into by Gladiator Corporation (“Buyer”) and Edward J. Borey, Bradley E. Sparks, Michael R. Hallman, Michael R. Kourey, Richard A. LaFaivre, Steven N. Moore and William J. Schroeder.

Buyer has also entered into a letter agreement (the “Letter Agreement”) with Francisco Partners II, L.P. and Vector Capital III, L.P. (“Vector”) dated August 16, 2006, pursuant to which Vector and its affiliates have agreed to participate in the equity funding of Buyer immediately prior to the closing of the Merger and have also agreed to vote their shares of Issuer common stock in favor of the Merger, in each case subject to the terms and conditions set forth in the Letter Agreement. According to its most recent Schedule 13D filed with the SEC on June 28, 2006, Vector and its affiliates own 3,247,500 shares of Issuer common stock.

Based on the number of shares of Issuer common stock outstanding as of July 24, 2006 (as represented by Issuer in the Merger Agreement discussed in Items 3 and 4), the number of shares of Issuer common stock covered by the Support Agreement and the number of shares of Issuer common stock held by Vector and its affiliates represent beneficial ownership of approximately 5.8% and 9.4% of the outstanding Issuer common stock, respectively. Both the Support Agreement and the Letter Agreement are discussed in greater detail in Items 3 and 4 below.

Buyer expressly disclaims beneficial ownership of any shares of Issuer common stock covered by the Support Agreement or held by Vector and its affiliates.

CUSIP No. 941105 10 8	13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS FRANCISCO PARTNERS II, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 20-3134319
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,286,665
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,286,665
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 941105 10 8	13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS FRANCISCO PARTNERS PARALLEL FUND II, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 20-4495943
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,286,665
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,286,665
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 941105 10 8	13D	Page 6 of 11 Pages

1	NAME OF REPORTING PERSONS FRANCISCO PARTNERS GP II, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 20-3134312
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,286,665
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,286,665
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 941105 10 8	13D	Page 7 of 11 Pages

1	NAME OF REPORTING PERSONS FRANCISCO PARTNERS GP II MANAGEMENT, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 20-3134326
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,286,665
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,286,665
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0%
14	TYPE OF REPORTING PERSON* OO

  Item 1. Security and Issuer.

     This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D filed on August 3, 2006 (“Schedule 13D”) by Gladiator Corporation and certain other persons related to the common stock of WatchGuard Technologies, Inc. Unless otherwise indicated, all capitalized terms in this Amendment No. 1 shall have the meanings set forth in the original Schedule 13D for such terms. This Amendment No. 1 amends the Schedule 13D to include the information set forth in each item of this Schedule 13D.

  Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended and supplemented by deleting the fourth paragraph thereof in its entirety and replacing such deleted text with the following:

      Buyer has also entered into a letter agreement (the “Letter Agreement”) with Francisco Partners II, L.P. and Vector Capital III, L.P. (“Vector”) dated August 16, 2006, pursuant to which Vector and its affiliates have agreed to participate in the equity funding of Buyer immediately prior to the closing of the Merger and have also agreed to vote their shares of Issuer common stock in favor of the Merger, in each case subject to the terms and conditions set forth in the Letter Agreement. According to its most recent Schedule 13D filed with the SEC on June 28, 2006, Vector and its affiliates own 3,247,500 shares of Issuer common stock, representing approximately 9.4% of the shares of Issuer common stock outstanding as of July 24, 2006 (as represented by Issuer in the Merger Agreement).

      Buyer may be deemed to have shared voting power with respect to the Shares owned by Vector through execution of the Letter Agreement. Buyer has not expended any funds in connection with the execution of the Letter Agreement.

     The foregoing descriptions of the Merger Agreement, Support Agreement and Letter Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the Merger Agreement and the Support Agreement, listed as Exhibits 1 and 2, respectively, hereto, is incorporated by reference to Exhibits 2.1 and 10.1 to Buyer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 26, 2006. A copy of the Letter Agreement is attached as Exhibit 3 hereto.

  Item 4. Purpose of Transaction.

     Item 4 is hereby amended and supplemented by deleting the first paragraph thereof in its entirety and replacing such deleted text with the following:

     As described in Item 3 above, this statement is being filed in connection with the Support Agreement between Buyer and the Stockholders party thereto and the Letter Agreement among Buyer, Vector and Francisco Partners II, L.P., both entered in connection with the Merger and the related Merger Agreement.

  Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended and supplemented by deleting the first two paragraphs thereof in their entirety and replacing such deleted text with the following:

     (a) and (b) Other than those Shares that may be deemed to be beneficially owned in connection with the Support Agreement and Letter Agreement, the Reporting Persons have acquired and, for the purposes of Rule 13d-4 promulgated under the Exchange Act, beneficially own (with sole right to vote and to dispose of) zero Shares, representing 0% of the outstanding Shares. The Reporting Persons expressly disclaim beneficial ownership of any shares of Issuer common stock covered by the Support Agreement or held by Vector.

     As a result of the Support Agreement, the Reporting Persons may be deemed to have the power to vote up to 2,039,165 Shares (587,500 of which are Shares underlying options exercisable within 60 days of July 24, 2006) in favor of approval of the Merger Agreement. As a result of the Letter Agreement, the Reporting Persons may be deemed to have the power to vote up to 3,247,500 additional Shares in favor of approval of the Merger Agreement. Thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 5,286,665 Shares. All Shares that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 15.0% of the issued and outstanding Shares as of July 24, 2006 (as represented by Issuer in the Merger Agreement).

  Item 7. Material to be Filed as Exhibits.

Exhibit 1	Agreement and Plan of Merger among Gladiator Corporation, WatchGuard Technologies, Inc. and Warrior Merger Sub, Inc., dated as of July 24, 2006 (incorporated by reference to Exhibit 2.1 to WatchGuard Technologies, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 26, 2006

Exhibit 2	Support Agreement, dated as of July 24, 2006 (incorporated by reference to Exhibit 10.1 to WatchGuard Technologies, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 26, 2006)

Exhibit 3	Letter Agreement among Gladiator Corporation, Francisco Partners II, L.P. and Vector Capital III, L.P., dated August 16, 2006

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2006

GLADIATOR CORPORATION

By:	/s/ Benjamin H. Ball

	Name:	Benjamin H. Ball
	Title:	President

FRANCISCO PARTNERS II, L.P.
By:	Francisco Partners GP II, L.P.,
General Partner
By:	Francisco Partners GP II Management,
LLC, General Partner

By:	/s/ Benjamin H. Ball

	Name:	Benjamin H. Ball
	Title:	Managing Member

FRANCISCO PARTNERS PARALLEL FUND II, L.P.
By:	Francisco Partners GP II, L.P.,
General Partner
By:	Francisco Partners GP II Management,
LLC, General Partner

By:	/s/ Benjamin H. Ball

	Name:	Benjamin H. Ball
	Title:	Managing Member

FRANCISCO PARTNERS GP II, L.P.
By:	Francisco Partners GP II Management,
LLC, General Partner

By:	/s/ Benjamin H. Ball

	Name:	Benjamin H. Ball
	Title:	Managing Member

FRANCISCO PARTNERS GP II MANAGEMENT, LLC

By:	/s/ Benjamin H. Ball

	Name:	Benjamin H. Ball
	Title:	Managing Member